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                              November 3, 2023

       Joseph Richard Moran
       Chief Executive Officer
       Blue Chip Capital Group Inc.
       269 South Beverly Drive     Suite 373
       Beverly Hills, CA 90212

                                                        Re: Blue Chip Capital
Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed October 23,
2023
                                                            File No. 333-273760

       Dear Joseph Richard Moran:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       Amendment No. 1 to Registration Statement on Form S-1

       Our Business, page 2

   1. We note your disclosure that you have recently organized a new 95% owned subsidiary in
                                                        Brazil. Please revise
your Exhibit 21.1 to include this new subsidiary.
       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 26

   2. We note your disclosure of $47,024 owed to related parties at May 31, 2023 on page 26 that appears excluded
from your ASC 850 related party disclosures on page 32 and Notes
                                                        4 on pages F-7 and
F-18. Please tell us, and revise to disclose as necessary, the following:
                                                            Separately state on
the face of your consolidated financial statements all related party amounts and
transactions pursuant to Rule 4-08(k) of Regulation S-X.
                                                            Revise your notes
to consolidated financial statements to include disclosure of each related party
amount, nature, terms and manner of settlement, in compliance with
                                                             ASC
850-10-50-1(d).
 Joseph Richard Moran
FirstName LastNameJoseph
Blue Chip Capital Group Inc.Richard Moran
Comapany 3,
November  NameBlue
             2023    Chip Capital Group Inc.
November
Page 2    3, 2023 Page 2
FirstName LastName
Consolidated Balance Sheets, page F-11

3. We note your significant software application asset at May 31, 2023 and August 31,
         2023. Please revise to disclose in your notes to consolidated financial statements the nature and terms of this asset, including costs incurred, expenses capitalized and the accounting for depreciation, or tell us why you removed the Software Application
         Note 6 since your prior filing.
Consolidated Statements of Operations, page F-12

4. We note your outstanding common stock warrants, Preferred A stock, note conversions, financial instrument, and that your weighted average number of common shares used to compute your basic and diluted earnings per share for the periods ended
         May 31, 2022 and August 31, 2023 differ from the number of common shares issued and outstanding for those periods. We further note the removal of the Earnings (Loss) per share disclosure in Note 3 of your prior filing. Please explain or revise to disclose the following:
             Please revise the notes to the Consolidated Financial Statements to include a reconciliation of the numerators and denominators of the basic and diluted per-share computations for each period to comply with ASC 260-10-50-1(a).
             Also revise the notes to the Consolidated Financial Statements to disclose the number of securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the periods presented because they were anti-dilutive. Refer to the guidance in ASC 260-10-50-
              1(c).
Note 1 - Organization and Business, page F-15

5. We note your disclosure on page F-17 that your fair value estimates for May 31, 2023 are based on market assumptions available at November 30, 2021. Please explain your use of this non-current date and revise to clarify as appropriate.
       Please contact David Irving at 202-551-3321 or Bonnie Baynes at 202-551-4924 if you
have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at 202-551-3234 or David Lin at 202-551-3552 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Finance